Exhibit 8.1

Subsidiaries of Arqit Quantum Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Arqit Limited	United Kingdom

Arqit Inc.	Delaware

Arqit LLC	Delaware

Arqit Italia S.R.L.	Italy

Arqit Quantum (Singapore) Pte. Ltd	Singapore